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                                  SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549

                                               FORM 15


         Certification and Notice of Termination of Registration under Section
          12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
            to File Reports under Sections 13 and 15(d) of the Securities
                                 Exchange Act of 1934.

                           Commission File Number: 0-20123

                            Winthrop Resources Corporation
               (Exact name of registrant as specified in its charter)


                        1015 Opus Center, 9900 Bren Road East
                             Minnetonka, Minnesota 55343
                                   (612) 936-0226

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share
                          9.50% Senior Notes due 2003
           (Title of each class of securities covered by this Form)


                                       None
        (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(ii)       [ ]
     Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(2)(i)        [ ]
     Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii)       [ ]
     Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6                 [ ]
     Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certification or notice date:

          1 with respect to Common Stock
          Less than 20 with respect to 9.50% Senior Notes due 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, Winthrop Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 3, 1997                      By:      /s/ Joseph T. Green
                                               -------------------------------
                                                 Joseph T. Green
                                                 Secretary and General Counsel